John Suh

Entrepreneur. Advisor. Investor.
Pasadena, California, United States

Contact

www.linkedin.com/in/john-suh-83452a4 (LinkedIn)
www.legalzoom.com (Company)

Top Skills

Board of Directors
Strategic Planning
Supply Chain Management

Honors-Awards

Ernst and Young Entrepreneur of the Year

Summary

Launched startups, drove high growth, and lead companies at scale. Taken companies from concept to $100M+ in revenues. Lead a company from unprofitability to $100M+ in operating cashflow. Raised $2B+ across multiple companies from premier venture, private equity, and corporate investors.

Current Board of Director at Ananda Scientific, Winsantor, Vatom, Tomo, and Law & Good.

Investor/Advisor to several companies, including Gusto, goPuff, Applied Data Finance, Fiscal Note, RingDNA, Human Ingenuity, Notarize, and Tatsu.

Experience

Alicorn Group
Managing Partner
September 2023 - Present (1 year 3 months)
Asia, USA

Family office. Direct investing in technology and pharma. LP in venture and private equity funds.

Sookmyung Women's University
Adjunct Professor, Entrepreneurship
March 2021 - Present (3 years 9 months)
Seoul, South Korea

Various Companies
Director Board of Directors
March 2021 - Present (3 years 9 months)

Ananda Scientific, Vatom, Winsantor, Tomo, Law & Good

Tidemark
Fellow

January 2021 - Present (3 years 11 months)

SparkLabs Ventures

Venture Partner

December 2017 - Present (7 years)

Seoul, South Korea

LegalZoom

Currently Senior Advisor, served CEO / Executive Chairman roles from 2005-2019

2005 - 2021 (16 years)

Glendale, California

LegalZoom's mission is to democratize law. It has grown from a promising startup into the most recognized legal brand in America, with over 70% awareness in adult Americans. LegalZoom continues to reshape the legal industry with convenient and affordable legal solutions to small businesses and families via its platform of technology and network of independent lawyers.

LegalZoom raised $1M of primary capital since inception while providing over $2B in liquidity to employees, investors, and founders. The business successfully transitioned from its 100% transactional roots to a highly profitable, 50%+ subscription business.

StudioDirect

CEO & Founder

2000 - 2003 (3 years)

StudioDirect was the Internet division of Li and Fung, which helps orchestrate the supply chain for many of the world's leading brands. It was founded to help smaller retailers (under $100M) cost-effectively access private label goods through a strategy of mass customization. The division was funded in part by a $250M capital raise through a secondary offering of the parent company.

Castling Group

CEO & Founder

1997 - 2000 (3 years)

Unusual incubator that both helped offline companies create their online divisions (Jcrew.com, Barneysnewyork.com, Hifi.com, StudioDirect.com) and launched pure play start-ups (GiftCertificates.com, 360HipHop.com). Our core team often served as interim management (CEO, CEO, CTO, VP of Marketing)

while launching an online division, and could later transition management back to the parent company after stabilizing technology, marketing, and operations.

LEK

Associate Consultant

January 1993 - June 1995 (2 years 6 months)

Advised companies on both strategic and M&A engagements within the healthcare, entertainment, and telecommunication industries.

Education

Harvard Business School

MBA · (1995 - 1997)

Harvard University

AB, Organizational Behavior and Public Policy · (1988 - 1992)